UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC.

(Translation of registrant’s name into English)

Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District,

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

The Registrant is furnishing this Report on Form 6-K to provide its unaudited consolidated financial statements as of and for the six month period ended June 30, 2022, which are attached as Exhibit 99.2 to this Form 6-K.

On December 30, 2022, the Company issued a press release announcing its unaudited financial results for the first six months of 2022, which press release is attached as Exhibit 99.3 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are attached.

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2022 and 2021
99.3	Press release dated December 30, 2022, titled “Moxian (BVI) Inc Reports Unaudited Financial Results for the First Half of 2022”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moxian (BVI) Inc
(Registrant)

Date: December 30, 2022	By:	/s/ Wanhong Tan
	Name:	Wanhong Tan
	Title:	Chief Financial Officer (Principal Financial Officer)